September 26, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Larry Spirgel, Assistant Director Division of Corporate Finance

Re:	Aristocrat Group Corp. ("the Company") Amendment No. 1 to Registration Statement on Form S-1 File No. 333-176491 Filed September 23, 2011

Dear Mr. Spirgel:

In response to your letter of September 20, 2011 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed August 25, 2011, we herewith transmit the Company’s First Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

General

1.

We note that you are a development stage company with limited assets and an expectation for continuing ongoing losses from operations over the near term.  Please review Rule 419 of Regulation C and either revise your disclosure throughout the registration statement to comply with the disclosure and procedural requirements of Rule 419 or provide us with an explanation of why Rule 419 does not apply.

RESPONSE:

We believe that we are not a blank check company subject to the provisions of Section (a)(2) of Rule 419 under the Securities Act of 1933 and pursuant to the guidelines specified in Securities Act Release No. 6932 (April 13, 1992) 1992 WL 81725.

Securities and Exchange Commission

9/26/2011

Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity."  In the adopting release, the Commission stated that it would "scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.”  See id. at *2.

The provisions of that Release discuss Rule 419 provisions which specify that a "blank check company" means a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" as defined in Rule 3a51-1 of the Securities Exchange Act of 1934.

We have a specific business plan.  We are a development stage company with limited operating history.  Our business plan and our purpose is summarized in the "Description of Business” section of our Registration Statement.  Here it states the Company intends to open Prenatal-Postpartum Supercare Centers to provide women who are planning to start a family, are pregnant or have recently had a baby, with a one-stop destination offering pregnancy, childbirth and parenting educational classes, nutritional counseling health and fitness classes and training and spa services, and internet shopping for women’s and infant’s products related to pregnancy though the first year of the infant’s life.

We are relying on the provisions of the above release, which specify that start up companies with specific business plans are not subject to the provisions of Rule 419, even if operations have not commenced at the time of the offering.

Accordingly, we made no revisions to the S-1 in response to your Comment 1.

Prospectus Cover Page

2.

Please prominently disclose that the company is a shell company.  Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

RESPONSE:

The Company believes it is not a shell company and has no plans or intentions to be acquired or merge with an operating company. We also have no plans to change our management or enter into change of control or similar transaction. In addition, Ms. Melanie S. Maute, our sole shareholder, has no plans to enter into a change of control or similar transaction or to change management.

Accordingly, we made no revisions to the S-1 in response to your Comment 2.

Securities and Exchange Commission

9/26/2011

3.

Please disclose that each unit consists of 100 shares of common stock and two warrants. Briefly disclose the material terms of the warrants being offered, including the exercise price, when the warrants become exercisable and the expiration date.  Disclose that you are not registering the common stock issuable upon exercise of the warrants at this.

RESPONSE:

We concur with the Staff and have revised the prospectus cover page with details on the units. We are offering 39,000 units. Each unit consists of 100 common shares and 2 warrants. Each warrant will be exercisable into 1 share of common stock, at $1.00 per share. Each warrant will become exercisable 2 years from the closing of this offering and will expire at 5:00 p.m., Eastern Standard Time, five (5) years after the closing of this offering or earlier upon redemption or liquidation.

4.

We note that there is no minimum amount of shares that must be sold by the company, please clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

•	Has not received enough proceeds from the offering to begin operations; and
•	Has no market for its shares.

RESPONSE:

We concur with the Staff and have revised the prospectus cover page to reflect that there is no minimum amount of shares that must be sold by the company; the Company is not expected to receive enough proceeds from the offering to begin operations; and there is no market for its shares.

5.	Please provide disclosure on the prospectus cover page regarding the amount of proceeds to the company if 25%, 50%, 75% and 100% of the shares being offered are sold.

RESPONSE:

We concur with the Staff and have revised the disclosure on the prospectus cover page as follows:

Units Offered	Price To	Selling Agent	Proceeds To
By Company	Public	Commissions	The Company
Per Unit	$1.00	Not applicable	$39,000
Minimum Purchase	None	Not applicable	Not applicable
If 25% sold	9,750	Not applicable	9,750
If 50% sold	19,500	Not applicable	19,500
If 75% sold	29,250	Not applicable	29,250
If 100% sold (39,000 units)	$39,000	Not applicable	$39,000

Securities and Exchange Commission

9/26/2011

6.	Please disclose that your executive officers plan to rely on the safe harbor in Rule 3a4-1 of the Securities Act and that they satisfy all the requirements of that rule.

RESPONSE:

We concur with the Staff and have disclosed that our executive officers plan to rely on the safe harbor in Rule 3a4-1 of the Securities Act and that they satisfy all the requirements of that rule on page 16.

Ms. Maute, will not register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker-dealer.

Ms. Maute, is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of her participation;

Ms. Maute, will not be compensated in connection with her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

Ms. Maute, is not, nor will she be at the time of participation in the offering, an associated person of a broker-dealer; and

Ms. Maute, meets the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that she (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of our company, other than in connection with transactions in securities; and (B) is not a broker or dealer, or been an associated person of a broker or dealer, within the preceding twelve months; and (C) has not participated in selling and offering securities for any issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

Summary Information, page 3

Our Offering, page 3

7.

In the last paragraph under “Redemption of warrants” on page 4, you refer readers to a risk factor entitled “We are not registering the common stock issuable upon exercise of the warrants under the Securities Act or state securities laws at this time, and such registration may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants and causing such warrants to expire worthless.” We were unable to locate a risk factor with this title. Please advise.

RESPONSE:

We concur with the Staff and have revised the prospectus adding the following risk related to this offering:

Securities and Exchange Commission

9/26/2011

WARRANTS MAY NOT BE EXERCISABLE

We are not registering the common stock issuable upon exercise of the warrants under the Securities Act or state securities laws at this time, and such registration may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants and causing such warrants to expire worthless.

Business Summary, page 5

8.

We note that the planned business and strategy of the company is substantially similar to the planned business and strategy of a prior reporting company, Getting Ready Corporation (File No. 000-51314). We also note that your sole officer and director, Melanie Maute, is the daughter of Getting Ready’s former CEO, Sheldon Rose and that Ms. Maute was also a shareholder of Getting Ready. Please disclose Ms. Maute’s prior affiliation with Getting Ready and why she has founded a substantially similar company and is seeking to become a reporting company at approximately the same development stage as Getting Ready.

RESPONSE:

Ms. Maute’s prior affiliation with “Getting Ready Corp.” SEC file number 000-51314 was only as a shareholder. Ms. Maute’s father was the CEO of Getting Ready Corp. a company incorporated on November 26, 2002 (almost 10 years ago), with a similar business model.

Ms. Maute is seeking to become a reporting company at approximately the same development stage as Getting Ready Corp. Ms. Maute believes that Getting Ready Corp. was ahead of its time and now feels the market is ready for the Aristocrat Group Corp. business model.

9.

Furthermore, we note that, a little more than a year after Getting Ready became a reporting company, Mr. Sheldon Rose and other shareholders sold control of the company to persons who intended to (and did) seek a business combination with another entity. Please disclose whether your officers and directors, the company, or any promoters or their affiliates have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity.

RESPONSE:

Officers and Directors, the company or any promoter or their affiliates have NO current plans, proposals or arrangements, written or otherwise to seek a business combination with another entity.

In addition, Mr. Rose struggled unsuccessfully for almost ten years to get Getting Ready off the ground. One of the problems, we suspect, is that Getting Ready’s concept was to develop large stores. Aristocrat Group’s model calls for small stores utilizing less projected capital/overhead.

Securities and Exchange Commission

9/26/2011

10.

Revise your summary to discuss management’s reasons for becoming a public company at this time in the company’s development. Discuss the pros and cons of doing so, including management’s estimate of the increased expenses of publicly reporting compared to the potential minimal amount of net proceeds to be raised in the offering. Provide quantified disclosure for context.

RESPONSE:

We concur with the Staff and have revised the prospectus on page 5. The reasons for becoming a public company at this time in the Company’s development, is that we believe we have the opportunity to raise more capital with friends, family and the investment banking community.  The history of our country has been built on small company innovations and we believe that the public route will enable us to achieve our goal to develop our company.

11.	We note that you anticipate a burn rate of $1,000 per month following this offering. Please provide additional disclosure regarding how you anticipate spending those funds on a monthly basis.

RESPONSE:

We concur with the Staff and have revised the prospectus on page 5. The burn rate of $1,000 per month is intended for assuring that we meet our Corporate and Disclosure Obligations so that we remain in good standing with the State of Florida and maintain our Status as a reporting issuer.  The intention is to spend on items such as transfer agent, accounting, legal, filings, edgarizing, and out of pocket expenses for raising capital.

12.

We note that you intend to “franchise the Prenatal-Postpartum Supercare Center concept.” Please address, here and in your Risk Factor and Business sections, the risks and uncertainties related to operating a franchising business. In addition, please describe, if any, your sole officer and director’s experience with franchising.

RESPONSE:

We concur with the Staff and have revised the prospectus on page 5. The sole officer and director has no experience in franchising. However, once we develop a successful model store, we believe that we could franchise this model. At that time, we intend to interview potential candidates to head a franchising operation. A major uncertainty is to find the proper candidate to execute the franchising operation. At that juncture other risk factors and uncertainties might develop.

Securities and Exchange Commission

9/26/2011

Risk Factors, page 6

Our services may not find acceptance with the prenatal/postpartum marketplace.., page 8

13.	Please expand your disclosure describing how your website fits into your overall business plan.

RESPONSE:

We concur with the Staff and have revised the prospectus on page 8. The web site intends to provide e-commerce products for Prenatal/Postpartum women and for their offspring on a drop ship basis from our suppliers.

Key management personnel may leave…, page 9

14.	Briefly describe the “commercially reasonable efforts” you have taken to date to minimize the risks related to the departure of key personnel.

RESPONSE:

We concur with the Staff and have revised the prospectus on page 9.  At this point in time we have not developed any program to minimize the risks related to the departure of personnel.

Use of Proceeds, page 14

15.	Please revise your disclosure to clarify what activities are covered by the term “service development.”

RESPONSE:

We concur with the Staff and have revised the prospectus on page 14. The activities for “service development” are the following:

Prenatal/Postpartum Education.

Prenatal/Postpartum Health Needs.

Prenatal/Postpartum fitness training.

Prenatal/Postpartum spa services.

Prenatal/Postpartum Emotional well being.

Securities and Exchange Commission

9/26/2011

The Offering, page 15

16.	Please remove all reference to “listing” your securities on the OTC Bulletin Board, as the OTC Bulletin Board is a quotation medium for subscribing members and not an issuer listing service.

RESPONSE:

We concur with the Staff and have revised the prospectus on pages, 3, 12, 15, 16, 25, 26, 30 and II-1 to delete “listing”

Management’s Discussion and Analysis…, page 26

17.

We note your disclosure on page 27 regarding the allocation of the $500,000 that you anticipate is required to “generate significant revenues within an 18 month period.” Please revise your disclosure to discuss the basis for your belief that you will be able to generate revenues within 18 months if you raise $500,000. In addition, please clarify whether you believe that $500,000 is sufficient to open your model store or you will need additional funds.

RESPONSE:

We concur with the Staff and have revised the prospectus on page 26. We believe that there is a void in the market place for a one-stop shopping center for the needs of the prenatal/postpartum mother. Therefore, we anticipate generating revenues for this business model.

We believe that $500,000 is sufficient to open our model store in a strip mall shopping center.

We trust that you will find the foregoing responsive to the comments of the Staff.  Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile 941.531.4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosure(s):

1.   Aristocrat Group Corp.’s  Form S-1/A-1 Registration Statement